UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NUVALENT, INC.

(Name of Subject Company)

NUVALENT, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

(Title of Class of Securities)

670703107

(CUSIP Number of Class A Common Stock)

James R. Porter

Chief Executive Officer

Nuvalent, Inc.

One Broadway, 14th Floor,

Cambridge, Massachusetts 02142

(857) 357-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Emily Oldshue

Nicholas Roper

Ropes & Gray LLP

800 Boylston Street, Prudential Tower

Boston, MA 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Nuvalent, Inc., a Delaware corporation (the “Company” or “Nuvalent”), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 9, 2026 (the “Merger Agreement”), by and among the Company, GlaxoSmithKline LLC, a Delaware limited liability company (“Parent”), Harmony Row Acquisition Co., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and, solely for purposes of Section 9.14 of the Merger Agreement, GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”):

1)	Exhibit 99.1: Email from James R. Porter, Chief Executive Officer of the Company, sent to employees, dated June 9, 2026.

2)	Exhibit 99.2: Employee FAQ, dated June 9, 2026.

3)	Exhibit 99.3: Investor FAQ, dated June 9, 2026.

4)	Exhibit 99.4: Partner Letter, dated June 9, 2026.

The items listed above were first used or made available on June 9, 2026.

The information set forth under Items 1.01, 7.01 and 9.01 of the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on June 9, 2026 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

Purchaser will commence a tender offer for the outstanding shares of common stock of Nuvalent, but such offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Nuvalent, nor is it a substitute for the tender offer materials that Ultimate Parent, Parent, and Purchaser will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Ultimate Parent, Parent and Purchaser will file a tender offer statement on Schedule TO, and Nuvalent will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal, and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF NUVALENT ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT NUVALENT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal, and other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all Nuvalent stockholders at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement also will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free on Nuvalent’s website, www.nuvalent.com.

In addition to the Solicitation/Recommendation Statement, Nuvalent files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Nuvalent with the SEC for free at the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9C includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, are generally forward-looking statements, including all statements regarding the intent, belief, or expectations of Nuvalent and its management. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, similar transactions, prospective performance, future plans, events, expectations, performance, objectives, opportunities, and the outlook for Nuvalent’s business; the anticipated timing of potential regulatory approval for Nuvalent’s product candidates; the timing of and receipt of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Nuvalent’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring Nuvalent to pay a termination fee pursuant to the merger agreement; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the effects of the transaction (or the announcement or pendency thereof) on relationships with associates, vendors, manufacturers, suppliers, employees (including the risks relating to the ability to retain or hire key personnel), other business partners, or governmental entities or patient groups; transaction costs; the risk that the transaction will divert management’s attention from Nuvalent’s ongoing business operations or otherwise disrupts Nuvalent’s ongoing business operations; changes in Nuvalent’s businesses during the period before any closing; certain restrictions during the pendency of the proposed transaction that may impact Nuvalent’s ability to pursue certain business opportunities or strategic transactions; risks associated with litigation; risks unexpected concerns that may arise from additional data, analysis, or results obtained during preclinical studies and clinical trials; the risk that results of earlier clinical trials may not be predictive of the results of later-stage clinical trials; the risk that data from Nuvalent’s clinical trials may not be sufficient to support registration and that Nuvalent may be required to conduct one or more additional studies or trials prior to seeking registration of zidesamtinib or neladalkib; risks that Nuvalent may not achieve the goals and milestones set forth in its OnTarget 2026 operating plan; the occurrence of adverse safety events; risks that the FDA may not approve our potential products on the timelines we expect, or at all; risks of unexpected costs, delays, or other unexpected hurdles; risks that Nuvalent may not be able to nominate drug candidates from its discovery programs; the direct or indirect impact of public health emergencies or global geopolitical circumstances on the timing and anticipated timing and results of Nuvalent’s clinical trials, strategy, and future operations, including the ARROS-1, ALKOVE-1, ALKAZAR and HEROEX-1 trials; the timing and outcome of Nuvalent’s planned interactions with regulatory authorities; and risks related to obtaining, maintaining, and protecting Nuvalent’s intellectual property; and other factors as set forth in Nuvalent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 7, 2026, and other reports filed with the SEC. The forward-looking statements set forth herein speak only as of the date hereof. Nuvalent undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

Exhibit No.	Description

99.1	Email from James R. Porter, Chief Executive Officer of the Company, sent to employees, dated June 9, 2026.

99.2	Employee FAQ, dated June 9, 2026.

99.3	Investor FAQ, dated June 9, 2026.

99.4	Partner Letter, dated June 9, 2026.